Amendment no. 1 to pricing supplement dated November 8, 2016
To prospectus dated April 15, 2016,
prospectus supplement dated April 15, 2016,
product supplement no. 4-I dated April 15, 2016 and

underlying supplement no. 1-I dated April 15, 2016

JPMorgan Chase Financial Company LLC

Registration Statement Nos. 333-209682 and 333-209682-01 Dated November 14, 2016 Rule 424(b)(8)
Structured Investments	Capped Optimal Entry Return Enhanced Notes Linked to the S&P 500® Index due November 27, 2017 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

As described in the pricing supplement dated November 8, 2016 relating to the Capped Optimal Entry Return Enhanced Notes Linked to the S&P 500® Index due November 27, 2017 (CUSIP: 46646E6V9), the Lookback Index Level, to which the Ending Index Level will be compared to determine the payment at maturity on the notes, is the lowest closing level of the Index during the Lookback Observation Period. The Lookback Observation Period is the period from and including the Pricing Date (November 8, 2016) to and including November 11, 2016.

The lowest closing level of the Index during the Lookback Observation Period occurred on November 8, 2016, and the closing level of the Index on that date was 2,139.56. Accordingly, the Lookback Index Level is 2,139.56.

You should read this pricing supplement together with the pricing supplement dated November 8, 2016 and the related prospectus, as supplemented by the prospectus supplement, relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the related product supplement and underlying supplement. This amendment no. 1 to the pricing supplement dated November 8, 2016, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Pricing Supplement dated November 8, 2016

•	https://www.sec.gov/Archives/edgar/data/19617/000114036116085709/form424b2.htm

•	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf

•	Underlying supplement no. 1-I dated April 15, 2016:

http://www.sec.gov/Archives/edgar/data/19617/000095010316012649/crt-dp64909_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-3 of the pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of the pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

November 14, 2016